Simpson Thacher & Bartlett LLP

2475 HANOVER STREET

PALO ALTO, CA 94304

TELEPHONE: +1-650-251-5000

FACSIMILE: +1-650-251-5002

Direct Dial Number +1-650-251-5110	E-mail Address wbrentani@stblaw.com

VIA EDGAR	January 27, 2020

Re:	Acceleration Request for Grocery Outlet Holding Corp.
Registration Statement on Form S-1 (File No. 333-236095)

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Scott Anderegg

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the requests of our client, Grocery Outlet Holding Corp., and of the underwriters that effectiveness of the above-referenced Registration Statement be accelerated to 4:05 p.m., Eastern Time, on January 29, 2020, or as soon as practicable thereafter. We ask, however, that the Securities and Exchange Commission staff not accelerate such effectiveness until we speak with you on that date.

Call me at (650) 251-5110 with any questions.

Very truly yours,

/s/ William B. Brentani

William B. Brentani

NEW YORK	BEIJING	HONG KONG	HOUSTON	LONDON	LOS ANGELES	SÃO PAULO	TOKYO	WASHINGTON, D.C.

January 27, 2020

VIA EDGAR

Re:	Grocery Outlet Holding Corp.
Registration Statement on Form S-1
File No. 333-236095

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Scott Anderegg

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Grocery Outlet Holding Corp. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:05 p.m., Eastern Time, on January 29, 2020, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Securities Act.

If you require any additional information with respect to this letter, please contact William Brentani (650-251-5110) of Simpson Thacher & Bartlett LLP.

[Signature Page Follows]

Very truly yours,

GROCERY OUTLET HOLDING CORP.

By:	/s/ Pamela B. Burke
Name: Pamela B. Burke
Title: Chief Administrative Officer, General Counsel and Secretary

BofA Securities, Inc.

One Bryant Park

New York, New York 10036

January 27, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Scott Anderegg

Re:	Grocery Outlet Holding Corp.
Registration Statement on Form S-1 (File No. 333-236095)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representative of the several underwriters, hereby join in the request of Grocery Outlet Holding Corp. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:05 PM, Eastern Time, on January 29, 2020, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Simpson Thacher & Bartlett LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representative of the several underwriters, wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as representative of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

BOFA SECURITIES, INC.

Acting on behalf of itself and the several Underwriters

BOFA SECURITIES, INC.

By:	/s/ Michael Liloia
Name: Michael Liloia
Title: Director

[Signature Page to Acceleration Request]